

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

June 30, 2009

Via U.S. Mail and Facsimile

Martin S. Hughes
Chairman, Chief Executive Officer and Chief Financial Officer
Sequoia Mortgage Funding Corporation
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, CA 94941

> **Re: Sequoia Mortgage Funding Corporation
> Sequoia Residential Funding, Inc.
> Registration Statement on Form S-3
> Filed June 5, 2009
> File No. 333-159791**

Dear Mr. Hughes:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement – Version 1

Delinquency and Loss Information for the Pool Assets, page S-21

5. We note your disclosure on page S-21 that delinquency and loss information for the mortgage pool will be included, and your bracketed disclosure on page S-41 regarding the historical delinquency and foreclosure experience of each Servicer. Please include a bracketed placeholder in each prospectus supplement to confirm that you will include a table presenting the delinquency and loss information for the mortgage pool through charge-off.

Base Prospectus

Underwriting Guideline Exceptions, page 7

6. We note your disclosure that, from time to time, originators will make exceptions to pre-determined loan underwriting guidelines. Please include a bracketed placeholder in each prospectus supplement to confirm that you will disclose any exception loans, including statistical information regarding the nature of such exceptions.

Recent Actions to Reduce, Suspend or Delay Foreclosure, page 83

7. We note your disclosure that the federal government has implemented programs which may result in the modification of mortgage loans, and that certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3642 with any other questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Phillip R. Pollock
Fax: (415) 433-3883